Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,
	2014 (1)	2013 (1)
Net income	$185	$147
Equity in earnings of unconsolidated affiliates, net of distributions	(22)	4
Income taxes	109	86
Capitalized interest	(3)	(2)
	269	235

Fixed charges, as defined:

Interest	114	133
Capitalized interest	3	2
Interest component of rentals charged to operating expense	1	3
Total fixed charges	118	138

Earnings, as defined	$387	$373

Ratio of earnings to fixed charges	3.28	2.70
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(1)
Excluded from the computation of fixed charges for the three months ended March 31, 2014 and 2013 is interest expense of $3 million and interest income of less than $1 million, respectively, which is included in income tax expense.